SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company, a Maryland Corporation (the “Registrant”), hereby notifies the U.S. Securities and Exchange Commission that it is adopting as its own the registration statement of T. Rowe Price Capital Appreciation Fund, a Massachusetts Business Trust (the “Predecessor Registrant”), under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, effective immediately prior to the closing of a reorganization for a change of domicile between the Predecessor Registrant and the Registrant. In connection with such notification of registration, the Registrant submits the following information:

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Name: T. Rowe Price Capital Appreciation Fund, Inc.

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Address of Principal Business Office

(No. & Street, City, State, Zip Code):

100 East Pratt Street, Baltimore, Maryland 21202

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Telephone Number (including area code): (410) 345-2000

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Name and address of agent for service of process:

David Oestreicher, Esquire

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100 East Pratt Street, Baltimore, Maryland 21202

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Check Appropriate Box:

Registrant has filed a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 in connection with the filing of Form N-8A:

YES /X/* NO / /

* The shareholders of each sub-trust of the Predecessor Registrant have voted to approve the reorganization and redomiciliation of each sub-trust into a corresponding series of a Maryland Corporation. In connection with this reorganization to change domicile from Massachusetts to Maryland, the Registrant filed with the U.S. Securities and Exchange Commission an amendment to the registration statement of the Predecessor Registrant under and pursuant to the provisions of Section 8(b) of the Investment Company Act of 1940 on October 24, 2017, amending and adopting such registration statement as the Registrant’s own pursuant to Rule 414 under the Securities Act of 1933. This post-effective amendment is effective on October 30, 2017.

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Baltimore in the State of Maryland on the 30th day of October, 2017.

T. Rowe Price Capital Appreciation Fund, Inc.
By:	/s/David Oestreicher
David Oestreicher
President

Attest:	/s/Darrell Braman
Darrell Braman
Vice President and Secretary